                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the month ended December 31, 2002


                                   ----------



                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                 Kongevejen 239
                                  DK-2830 Virum
                                     Denmark
                    (Address of principal executive offices)


                                   ----------


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                        Form 20-F  X     Form 40-F
                                  ---              ---

  [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                    ---     ---

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable




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                                   OLICOM A/S
                                    FORM 6-K

ITEM 1.   FINANCIAL INFORMATION

         See Condensed Consolidated Statements of Income of Olicom A/S (the "Company") for the twelve months ended December 31, 2002, and Condensed Consolidated Balance Sheets at December 31, 2001 and 2002, attached to the Press Release annexed hereto as Exhibit 99.1. Such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the periods presented and of the financial position of the Company at the date of the balance sheet. Such financial data should be read in conjunction with the audited consolidated financial statements and notes thereto included in the 2002 Group and Parent Company Financial Statements of the Company.

ITEM 2. EXHIBITS

        Exhibit 99.1   Press Release issued by the Company on February 7, 2003.




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                                   SIGNATURES


The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Olicom A/S



Date:  February 25, 2003                         By: /s/  Boje Rinhart
                                                     ---------------------------
                                                     Boje Rinhart
                                                     Chief Executive Officer




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                               INDEX TO EXHIBITS

        EXHIBIT NO.                    DESCRIPTION
        -----------                    -----------
           99.1        Press Release issued by the Company on February 7, 2003.



                                  Page 4 of 15